UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)1

CPI CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.40 PER SHARE
(Title of Class of Securities)

125-902106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Enterprise Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,187
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 215,187
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Starboard Value & Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 277,925
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Merger Arbitrage Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 191,278
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 191,278
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,278
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Value and Opportunity Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Leveraged Multi-Strategy Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,610
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,610
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 642,075
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 642,075
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 642,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON RCG Starboard Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,075,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,075,913
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,075,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Ramius LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,717,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,717,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON C4S & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,717,988
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,717,988
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,988
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,988
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Peter A. Feld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,336
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Joseph C. Izganics
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON John Serino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

1	NAME OF REPORTING PERSON Paul G. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 125-902106

INTRODUCTION

This Amendment No. 13 (“Amendment No. 13”) amends the Schedule 13D, which was originally filed September 15, 2003, as amended to date (the “Schedule 13D”), by Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke, Ramius Securities, LLC, Ramius LLC (f/k/a Ramius Capital Group, LLC), C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd (f/k/a RCG Ambrose Master Fund, Ltd), Ramius Multi-Strategy Master Fund Ltd (f/k/a Ramius Master Fund, Ltd.), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Ramius Advisors, LLC, Starboard Value and Opportunity Fund, LLC, RCG Starboard Advisors, LLC and Jeffrey M. Solomon with respect to the common stock, $.40 par value, of CPI Corp., a Delaware corporation (the “Company”).  Capitalized terms used but not defined herein shall have the meaning set forth in the original Schedule 13D.

Ramius Securities, LLC, Ramius LLC (f/k/a Ramius Capital Group, LLC), C4S & Co., LLC, Ramius Merger Arbitrage Master Fund Ltd (f/k/a RCG Ambrose Master Fund, Ltd), Ramius Multi-Strategy Master Fund Ltd (f/k/a Ramius Master Fund, Ltd.), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Ramius Advisors, LLC, Starboard Value and Opportunity Fund, LLC, RCG Starboard Advisors, LLC and Jeffrey M. Solomon (the “Ramius Group”) were previously part of a Section 13(d) reporting group that included Knightspoint Partners I, L.P., Knightspoint Capital Management I LLC, Knightspoint Partners LLC, David Meyer, Michael Koeneke (the “Knightspoint Group”).  The Ramius Group ceased to be members of the Knightspoint Group on February 27, 2009.  For ownership information relating to the Ramius Group prior to the filing of this Amendment No. 13, please make reference to the Schedule 13D, as amended to date.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Joseph C. Izganics (“Mr. Izganics”) is a nominee for the Board of Directors of the Issuer and he is currently retired.  The principal business address of Mr. Izganics is 28 Hawks Branch Lane, White, Georgia 30184.  Mr. Izganics is a citizen of the United States of America.

John Serino (“Mr. Serino”) is a nominee for the Board of Directors of the Issuer and he is currently retired.  The principal business address of Mr. Serino is 58 Deer Meadow Lane, Danville, California 94506.  Mr. Serino is a citizen of the United States of America.

Paul G. White (“Mr. White”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President, Chief Executive Officer and as a Director of Goody’s LLC.  The principal business address of Mr. White is 400 Goody's Lane, Knoxville, Tennessee 37922.  Mr. White is a citizen of the United States of America.

(d)           None of Messrs. Izganics, Serino or White has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Izganics, Serino or White has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 125-902106

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Enterprise Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 1,717,988 Shares beneficially owned in the aggregate by Enterprise Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Multi-Strategy Master Fund, Value and Opportunity Master Fund and Leveraged Multi-Strategy Master Fund is approximately $49,590,000, excluding brokerage commissions.

Mr. Feld directly owns 6,588 Shares awarded by the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 24, 2009, in accordance with the terms of the Issuer’s Bylaws, Value and Opportunity Master Fund delivered a letter to the Issuer nominating Messrs. Feld, Izganics, Serino and White, as set forth therein (the “Nomination Letter”), for election to the Issuer’s Board of Directors (the “Board”) at the Issuer’s 2009 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2009 Annual Meeting”).  The Reporting Persons have engaged and intend to continue to engage in discussions with the Issuer regarding matters in connection with the Nomination Letter and the 2009 Annual Meeting.

On April 24, 2009, accompanying the Nomination Letter, Value and Opportunity delivered a letter to David M. Meyer, Chairman of the Board of the Issuer (the “Cover Letter”), outlining a proposed settlement offer (the “Proposed Settlement”) in the interest of finding a mutually agreeable slate of directors to be nominated for election at the 2009 Annual Meeting and avoiding a protracted election contest.  The Proposed Settlement provides as follows:

(i)	Increase the size of the Board to seven members;
(ii)	Preserve Peter A. Feld’s re-nomination as an incumbent director for election at the 2009 Annual Meeting;
(iii)	Withdraw the Issuer’s re-nomination of one other incumbent director for election at the 2009 Annual Meeting; and
(iv)	Include in the Issuer’s slate of directors at the 2009 Annual Meeting two of the three highly qualified independent nominees that Value and Opportunity Master Fund included in its Nomination Letter.

Notwithstanding the submission of the Nomination Letter, Value and Opportunity Master Fund believes that the Proposed Settlement is preferable to a protracted election contest.  Should Value and Opportunity Master Fund and the Issuer be unable to reach an agreement with regard to the slate of nominees at the 2009 Annual Meeting, Value and Opportunity Master Fund must reserve all of its rights as a stockholder to move forward with soliciting proxies on behalf of its nominees.  However, in that case, Value and Opportunity Master Fund will likely modify its slate so that the new, independent director candidates, if elected, would constitute a minority of the re-constituted Board.  A copy of the Cover Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,953,015 Shares outstanding, as of April 17, 2009, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 24, 2009.

CUSIP NO. 125-902106

A.           Value and Opportunity Master Fund

(a)	As of the close of business on April 24, 2009, Value and Opportunity Master Fund beneficially owned 797,988 Shares.

Percentage: Approximately 11.5%

(b)	1. Sole power to vote or direct vote: 797,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 797,988
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 12.

B.	Starboard Value and Opportunity Fund

(a)	As of the close of business on April 24, 2009, Starboard Value and Opportunity Fund beneficially owned 277,925 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 277,925
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 277,925
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value and Opportunity Fund since the filing of Amendment No. 12 are set forth in Schedule A and are incorporated by reference.

C.	Merger Arbitrage Master Fund

(a)	As of the close of business on April 24, 2009, Merger Arbitrage Master Fund beneficially owned 192,000 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 192,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 192,000
4. Shared power to dispose or direct the disposition: 0

(c)	Merger Arbitrage Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 12.

D.	Leveraged Multi-Strategy Master Fund

(a)	As of the close of business on April 24, 2009, Leveraged Multi-Strategy Master Fund beneficially owned 43,610 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 43,610
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 43,610
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Leveraged Multi-Strategy Master Fund since the filing of Amendment No. 12 are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 125-902106

E.	Multi-Strategy Master Fund

(a)	As of the close of business on April 24, 2009, Multi-Strategy Master Fund beneficially owned 191,278 Shares.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 191,278
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 191,278
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Multi-Strategy Master Fund since the filing of Amendment No. 12 are set forth in Schedule A and are incorporated by reference.

F.	Enterprise Master Fund

(a)	As of the close of business on April 24, 2009, Enterprise Master Fund beneficially owned 215,187 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 215,187
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 215,187
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 12 are set forth in Schedule A and are incorporated by reference.

G.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Starboard Value and Opportunity Fund, RCG Starboard Advisors may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund and (ii) 277,925 Shares owned by Starboard Value and Opportunity Fund.

Percentage: Approximately 15.5%

(b)	1. Sole power to vote or direct vote: 1,075,913
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,075,913
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Starboard Value and Opportunity Fund are set forth in Schedule A and are incorporated by reference.

H.	Ramius Advisors

(a)
As the investment advisor of Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund, Ramius Advisors may be deemed the beneficial owner of (i) 191,278 Shares owned by Multi-Strategy Master Fund, (ii) 192,000 Shares owned by Merger Arbitrage Master Fund, (iii) 43,610 Shares owned by Leveraged Multi-Strategy Master Fund, and (iv) 215,187 Shares owned by Enterprise Master Fund.

Percentage: Approximately 9.2%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 642,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 642,075
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

I.	Ramius

(a)
As the sole member of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 277,925 Shares owned by Starboard Value and Opportunity Fund, (iii) 191,278 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 43,610 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 215,187 Shares owned by Enterprise Master Fund.

Percentage: Approximately 24.7%

(b)	1. Sole power to vote or direct vote: 1,717,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,717,988
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Starboard Value and Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

J.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 277,925 Shares owned by Starboard Value and Opportunity Fund, (iii) 191,278 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 43,610 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 215,187 Shares owned by Enterprise Master Fund.

Percentage: Approximately 24.7%

CUSIP NO. 125-902106

(b)	1. Sole power to vote or direct vote: 1,717,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,717,988
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Starboard Value and Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 277,925 Shares owned by Starboard Value and Opportunity Fund, (iii) 191,278 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 43,610 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 215,187 Shares owned by Enterprise Master Fund.  Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund and Enterprise Master Fund by virtue of their shared authority to vote and dispose of such Shares.

Percentage: Approximately 24.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,717,988
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,717,988

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Starboard Value and Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

L.	Mr. Feld

(a)	As of the close of business on April 24, 2009, Mr. Feld beneficially owned 6,588 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,588
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Feld has not entered into any transactions in the Shares since the filing of Amendment No. 12.

CUSIP NO. 125-902106

M.	Messrs. Izganics, Serino and White

(a)
As of the close of business on April 24, 2009, none of Messrs. Izganics, Serino or White directly owned any Shares.  Each of Messrs. Izganics, Serino and White, as members of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 797,988 Shares owned by Value and Opportunity Master Fund, (ii) 277,925 Shares owned by Starboard Value and Opportunity Fund, (iii) 191,278 Shares owned by Multi-Strategy Master Fund, (iv) 192,000 Shares owned by Merger Arbitrage Master Fund, (v) 43,610 Shares owned by Leveraged Multi-Strategy Master Fund, and (vi) 215,187 Shares owned by Enterprise Master Fund.  Each of Messrs. Izganics, Serino and White disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)
None of Messrs. Izganics, Serino or White entered into any transactions in the Shares since the filing of Amendment No. 12.  The transactions in the Shares since the filing of Amendment No. 12 on behalf of Starboard Value and Opportunity Fund, Multi-Strategy Master Fund, Leveraged Multi-Strategy Master Fund and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(c)    Not applicable.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

This Amendment No. 13 reports the sale of an aggregate of 6,500 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 575,000 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

On April 27, 2009, Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, Multi-Strategy Master Fund, Enterprise Master Fund, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Peter A. Feld, Joseph C. Izganics, John Serino and Paul G. White (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Group agreed to solicit proxies or written consents for the election of the persons nominated by Value and Opportunity Master Fund to the Issuer’s Board of Directors at the 2009 Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund, Starboard Value and Opportunity Fund, Multi-Strategy Master Fund, Merger Arbitrage Master Fund, Leveraged Multi-Strategy Master Fund, and Enterprise Master Fund agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 125-902106

Pursuant to letter agreements, Value and Opportunity Master Fund has agreed to indemnify Messrs. Izganics, Serino and White against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Value and Opportunity Master Fund has agreed to compensate Messrs. Izganics, Serino and White for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Pursuant to the terms of the Compensation Letter Agreements, Value and Opportunity Master Fund has agreed to pay each of Messrs. Izganics, Serino and White (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of Messrs. Izganics’, Serino’s and White’s election as a director at the 2009 Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Izganics, Serino and White agrees to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Izganics, Serino and White shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Izganics, Serino and White agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Izganics, Serino and White may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Cover Letter, dated April 24, 2009.
Exhibit 99.2
Joint Filing and Solicitation Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Leveraged Multi-Strategy Master Fund Ltd, Ramius Enterprise Master Fund Ltd, Starboard Value & Opportunity Fund, LLC, Ramius Merger Arbitrage Master Fund Ltd, Ramius Multi-Strategy Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, Peter A. Feld, Joseph C. Izganics, John Serino and Paul G. White, dated April 27, 2009.

Exhibit 99.3	Form of Indemnification Letter Agreement.
Exhibit 99.4	Form of Compensation Letter Agreement.
Exhibit 99.5	Power of Attorney for Joseph C. Izganics.
Exhibit 99.6	Power of Attorney for John Serino.
Exhibit 99.7	Power of Attorney for Paul G. White.

CUSIP NO. 125-902106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2009

STARBOARD VALUE AND OPPORTUNITY FUND, LLC		RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:	RGC Starboard Advisors, LLC,	By:	RGC Starboard Advisors, LLC,
	its managing member		its investment manager
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS MULTI-STRATEGY MASTER FUND LTD		RCG STARBOARD ADVISORS, LLC
By:	Ramius Advisors, L.L.C.,	By:	Ramius LLC,
	its investment advisor		its sole member
By:	Ramius LLC,	By:	C4S & Co., L.L.C.,
	its sole member		its managing member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS MERGER ARBITRAGE MASTER FUND LTD		RAMIUS LLC
By:	Ramius Advisors, L.L.C.,	By:	C4S & Co., L.L.C.,
	its investment advisor		as managing member
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD		RAMIUS ENTERPRISE MASTER FUND LTD
By:	Ramius Advisors, L.L.C.,	By:	Ramius Advisors, L.L.C.,
	its investment advisor		its investment advisor
By:	Ramius LLC,	By:	Ramius LLC,
	its sole member		its sole member
By:	C4S & Co., L.L.C.,	By:	C4S & Co., L.L.C.,
	its managing member		its managing member

RAMIUS ADVISORS, L.L.C.		C4S & CO., L.L.C.
By:	Ramius LLC,
its sole member
By:	C4S & Co., L.L.C.,
its managing member

CUSIP NO. 125-902106

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Joseph C. Izganics, John Serino and Paul G. White

/s/ Peter A. Feld
Peter A. Feld, individually

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as exhibits to the Schedule 13D.

CUSIP NO. 125-902106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 12 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE & OPPORTUNITY FUND, LLC

(1,003)	10.0656	04/22/2009
(3,072)	10.1218	04/24/2009

RAMIUS LEVERAGED MULTI-STRATEGY MASTER FUND LTD

(219)	10.0656	04/22/2009
(671)	10.1218	04/24/2009

RAMIUS MULTI-STRATEGY MASTER FUND LTD

(178)	10.0656	04/22/2009
(544)	10.1218	04/24/2009

RAMIUS ENTERPRISE MASTER FUND LTD

(200)	10.0656	04/22/2009
(613)	10.1218	04/24/2009